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Project: 8k 02-08-06.pdml
REGAL-BELOIT CORPORATION

Form Type: 8-K   Period: 02-08-2006
Document Name: form8-k.htm
Description:

Job Number: -NOT DEFINED-
Saved: 2/8/2006 09:59:19

Rev: -NOT DEFINED-   Sequence: 1
Printed: 2/8/2006 09:59:22
Created using EDGARIZER HTML

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 8, 2006**



REGAL-BELOIT CORPORATION
(Exact name of registrant as specified in its charter)

Wisconsin	**1-7283**	**39-0875718**
(State of other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 State Street, Beloit, Wisconsin 53511
(Address of principal executive office)

(608) 364-8800
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Precommencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Precommencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition.**

On February 8, 2006, REGAL-BELOIT Corporation (the "Company") issued a press release disclosing the fourth quarter 2005 financial results of the Company, highlighted by a 125% increase in the fourth quarter earnings per share. A copy of the Company's press release is attached as Exhibit 99 to this Current Report on Form 8-K (this "Current Report").

Item 9.01   **Financial Statements and Exhibits.**

(a) Not Applicable

(b) Not Applicable

(c) Not Applicable

(d) Exhibits: The following exhibit is being furnished herewith:

(99) Press Release of REGAL-BELOIT CORPORATION dated February 8, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION

Date: February 8, 2006   By: /s/ David A. Barta

Vice President, Chief Financial Officer

Filer: -NOT DEFINED- Form Type: 8-K Period: 02-08-2006 Job Number: -NOT DEFINED- Rev: -NOT DEFINED- Sequence: 3
Project: 8k 02-08-06.pdml Document Name: form8-k.htm Saved: 2/8/2006 09:59:19 Printed: 2/8/2006 09:59:22
REGAL-BELOIT CORPORATION Description: Created using EDGARIZER HTML